Hi Team,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley & Co. International Plc.

- Additon of Principal: Victoria Jones (CCO)
- Removal of Ben Juergens (CCO)
- We have included the details of the new CCO on Applicant Data – Page 1 and Schedule F of Form

Furthermore, as required, we have submitted all other relevant documentation:

- Opinion Counsel – no change

Please let me know if you have any queries.

Kind regards,
Samiul

Samiul Hoque, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com